EXHIBIT 99.1

Colliers International Reports Second Quarter Results

Continuing strong growth in revenues and earnings

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2018	2017	2018	2017

Revenues	$667.4	$586.2	$1,219.8	$1,052.5
Adjusted EBITDA (note 1)	69.4	60.3	105.6	91.5
Adjusted EPS (note 2)	0.95	0.77	1.39	1.13

GAAP operating earnings	45.6	41.2	61.3	54.1
GAAP EPS	0.60	0.29	0.72	0.32

TORONTO, July 31, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) today reported operating and financial results for its second quarter ended June 30, 2018. All amounts are in US dollars.

Revenues for the second quarter were $667.4 million, a 14% increase (11% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $69.4 million, up 15% (10% in local currency) and adjusted EPS (note 2) was $0.95, a 23% increase versus the prior year quarter. Second quarter adjusted EPS would have been approximately $0.05 lower excluding foreign exchange impacts. GAAP operating earnings were $45.6 million, relative to $41.2 million in the prior year period. GAAP diluted net earnings per common share was $0.60 in the quarter, versus $0.29 per share for the same quarter a year ago. Second quarter GAAP EPS would have been approximately $0.05 lower excluding changes in foreign exchange rates.

For the six months ended June 30, 2018, revenues were $1.22 billion, a 16% increase (12% in local currency) relative to the comparable prior year period, adjusted EBITDA was $105.6 million, up 15% (12% in local currency) and adjusted EPS was $1.39, a 23% increase versus the prior year period. Year-to-date adjusted EPS would have been approximately $0.06 lower excluding foreign exchange impacts. GAAP operating earnings were $61.3 million, relative to $54.1 million in the prior year period. GAAP diluted net earnings per common share for the six month period was $0.72, compared to $0.32 per share in the prior year period. Year-to-date GAAP EPS would have been approximately $0.06 lower excluding changes in foreign exchange rates.

“Once again, Colliers generated strong results in the second quarter, through a combination of acquisitions and solid internal growth. Based on results to date, current business pipelines and acquisitions completed subsequent to the quarter end, we remain optimistic about our growth prospects for the balance of the year,” said Jay S. Hennick, Chairman and CEO of Colliers International. “During the second quarter, we completed three acquisitions in our services business, in each case expanding to new markets within North America. We also successfully completed a private placement of €210 million of ten-year senior notes at an attractive fixed interest rate. And then, just after quarter-end we completed our strategic investment in Harrison Street Real Estate Capital, one of the largest real estate investment firms dedicated to the education, healthcare and storage sectors globally with approximately $15.6 billion in assets under management. Harrison Street, together with our existing European investment management business, will form the core of our new Investment Management platform with over $20 billion in assets under management from the world’s most respected institutional investors. With this important new platform for growth now in place, an investment-grade balance sheet, disciplined growth strategy and a proven track record of success, we are well positioned to continue creating value for shareholders in 2018 and beyond,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is a top tier global real estate services and investment management company operating in 69 countries with a workforce of more than 13,000 professionals. Colliers is the fastest-growing publicly listed global real estate services and investment management company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide, and through its investment management services platform, has more than $20 billion of assets under management from the world’s most respected institutional real estate investors.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice to accelerate the success of its clients. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers is ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

Colliers is led by an experienced leadership team with significant equity ownership and a proven record of delivering more than 20% annualized returns for shareholders, over more than 20 years.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues

	Three months ended				Six months ended
(in thousands of US$)	June 30		Growth	Growth	June 30		Growth	Growth
(LC = local currency)	2018	2017	in US$ %	in LC %	2018	2017	in US$ %	in LC %

Outsourcing & Advisory	$259,613	$233,645	11%	8%	$501,343	$432,661	16%	11%
Lease Brokerage	221,889	180,384	23%	21%	389,623	325,212	20%	17%
Sales Brokerage	185,848	172,204	8%	5%	328,857	294,622	12%	8%

Total revenues	$667,350	$586,233	14%	11%	$1,219,823	$1,052,495	16%	12%

Consolidated revenues for the second quarter grew 11% on a local currency basis, with contributions from each service line. Consolidated internal revenue growth in local currencies was 5% (note 3) led by Lease Brokerage in all three geographic regions.

For the six months ended June 30, 2018, consolidated revenues grew 12% on a local currency basis. Year-to-date consolidated internal revenue growth in local currencies was 5% led by Lease Brokerage in all three geographic regions.

Segmented Quarterly Results
The Americas region’s revenues totalled $388.6 million for the second quarter compared to $346.5 million in the prior year quarter, up 12% (11% on a local currency basis). Local currency revenue growth was comprised of 7% internal growth and 4% growth from recent acquisitions. Internal growth for the quarter was driven by Lease Brokerage, particularly on the US West Coast and in Canada. Adjusted EBITDA was $36.2 million, versus $32.9 million in the prior year quarter. GAAP operating earnings were $26.8 million, versus $22.9 million in the prior year period.

EMEA region revenues totalled $149.6 million for the second quarter compared to $120.6 million in the prior year quarter, up 24% (15% on a local currency basis). Local currency revenue growth was comprised of 14% growth from recent acquisitions and 1% internal growth. Internal revenue growth was impacted by a decline in Outsourcing & Advisory Services, particularly project management activity, more than offset by increases in Sales and Lease Brokerage. Adjusted EBITDA was $21.5 million, versus $17.5 million in the prior year quarter. GAAP operating earnings were $14.0 million, versus $11.8 million in the prior year quarter.

Asia Pacific region revenues totalled $128.8 million for the second quarter compared to $118.7 million in the prior year quarter, up 9% (6% on a local currency basis). Local currency revenue growth was comprised of 4% growth from recent acquisitions and 2% internal growth. Adjusted EBITDA was $15.4 million, up from $12.7 million in the prior year quarter, benefitting from operating leverage. GAAP operating earnings were $13.5 million, versus $11.2 million in the prior year period.

Global corporate costs as reported in adjusted EBITDA were $3.6 million in the second quarter, relative to $2.8 million in the prior year period. The corporate GAAP operating loss for the second quarter was $8.7 million, relative to $4.6 million in the prior period, with the current period impacted by transaction costs related to the Harrison Street acquisition.

Conference Call
Colliers will be holding a conference call on Tuesday, July 31, 2018 at 11:00 a.m. Eastern Time to discuss the quarter’s results as well as the Harrison Street acquisition. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2018	2017	2018	2017

Net earnings	$28,804	$25,957	$37,343	$32,757
Income tax	12,859	12,799	17,575	17,126
Other income, net	(33)	(807)	(460)	(2,036)
Interest expense, net	3,939	3,279	6,856	6,221
Operating earnings	45,569	41,228	61,314	54,068
Depreciation and amortization	16,283	14,381	32,141	26,408
Acquisition-related items	5,741	3,310	7,995	7,519
Restructuring costs	347	309	416	1,041
Stock-based compensation expense	1,487	1,030	3,701	2,473
Adjusted EBITDA	$69,427	$60,258	$105,567	$91,509

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2018	2017	2018	2017

Net earnings	$28,804	$25,957	$37,343	$32,758
Non-controlling interest share of earnings	(3,547)	(5,091)	(4,216)	(7,293)
Amortization of intangible assets	8,779	7,915	17,368	13,965
Acquisition-related items	5,741	3,310	7,995	7,519
Restructuring costs	347	309	416	1,041
Stock-based compensation expense	1,487	1,030	3,701	2,473
Income tax on adjustments	(2,550)	(2,456)	(4,973)	(4,466)
Non-controlling interest on adjustments	(1,206)	(885)	(2,050)	(1,729)
Adjusted net earnings	$37,855	$30,089	$55,584	$44,268

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2018	2017	2018	2017

Diluted net earnings per common share	$0.60	$0.29	$0.72	$0.32
Non-controlling interest redemption increment	0.03	0.25	0.11	0.33
Amortization of intangible assets, net of tax	0.14	0.13	0.28	0.22
Acquisition-related items	0.13	0.08	0.18	0.18
Restructuring costs, net of tax	0.01	-	0.01	0.02
Stock-based compensation expense, net of tax	0.04	0.02	0.09	0.06
Adjusted earnings per share	$0.95	$0.77	$1.39	$1.13

3. Local currency revenue growth rate and internal revenue growth

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2018	2017	2018	2017

Revenues	$667,350	$586,233	$1,219,823	$1,052,495

Cost of revenues	430,725	374,922	793,025	675,028
Selling, general and administrative expenses	169,032	152,392	325,348	289,472
Depreciation	7,504	6,466	14,773	12,443
Amortization of intangible assets	8,779	7,915	17,368	13,965
Acquisition-related items (1)	5,741	3,310	7,995	7,519
Operating earnings	45,569	41,228	61,314	54,068
Interest expense, net	3,939	3,279	6,856	6,221
Other income	(33)	(807)	(460)	(2,036)
Earnings before income tax	41,663	38,756	54,918	49,883
Income tax expense	12,859	12,799	17,575	17,126
Net earnings	28,804	25,957	37,343	32,757
Non-controlling interest share of earnings	3,547	5,091	4,216	7,293
Non-controlling interest redemption increment	1,410	9,530	4,314	12,750
Net earnings attributable to Company	$23,847	$11,336	$28,813	$12,714

Net earnings per common share
Basic	$0.61	$0.29	$0.74	$0.33
Diluted	$0.60	$0.29	$0.72	$0.32

Adjusted earnings per share (2)	$0.95	$0.77	$1.39	$1.13

Weighted average common shares (thousands)
Basic	39,168	38,829	39,108	38,775
Diluted	39,842	39,317	39,752	39,212

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) See definition and reconciliation above.
(3) New US GAAP revenue guidance was adopted effective January 1, 2018 which had the impact of (i) increasing the proportion of reimbursable expenses related to property management activities accounted for as revenue on a gross basis, with no impact on earnings and (ii) accelerating the recognition of revenue related to certain Lease Brokerage transactions, with an accompanying immaterial increase to earnings. The Company also restated its results for the three- and six-month periods ended June 30, 2017 to reflect the impact of the adoption.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2018	December 31, 2017	June 30, 2017

Assets
Cash and cash equivalents	$104,246	$108,523	$122,982
Accounts receivable	446,515	487,279	406,938
Prepaids and other assets	81,520	68,556	62,479
Current assets	632,281	664,358	592,399
Other non-current assets	83,624	72,736	65,802
Fixed assets	83,899	83,899	78,048
Deferred income tax	41,251	48,401	59,999
Goodwill and intangible assets	738,251	638,166	628,464
Total assets	$1,579,306	$1,507,560	$1,424,712

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$507,168	$646,722	$458,245
Other current liabilities	60,935	75,494	66,067
Long-term debt - current	1,614	2,426	3,312
Current liabilities	569,717	724,642	527,624
Long-term debt - non-current	418,223	247,467	424,120
Other liabilities	80,554	67,904	69,483
Deferred income tax	23,988	19,044	16,538
Redeemable non-controlling interests	156,602	145,489	137,855
Shareholders' equity	330,222	303,014	249,092
Total liabilities and equity	$1,579,306	$1,507,560	$1,424,712

Supplemental balance sheet information
Total debt	$419,837	$249,893	$427,432
Total debt, net of cash	315,591	141,370	304,450
Net debt / pro forma adjusted EBITDA ratio	1.2	0.6	1.3

Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2018	2017	2018	2017

Cash provided by (used in)

Operating activities
Net earnings	$28,804	$25,957	$37,343	$32,757
Items not affecting cash:
Depreciation and amortization	16,283	14,381	32,141	26,408
Deferred income tax	1,792	1,519	1,399	3,366
Other	8,717	7,824	16,543	16,044
	55,596	49,681	87,426	78,575

Net change from assets/liabilities
Accounts receivable	(12,612)	(22,029)	38,655	10,951
Prepaids and other assets	(483)	(1,462)	4,373	(11,074)
Payables and accruals	11,960	29,546	(152,589)	(107,103)
Other	(4,100)	4,443	(4,838)	7,592
Contingent acquisition consideration paid	-	-	(2,856)	(301)
Net cash provided by (used in) operating activities	50,361	60,179	(29,829)	(21,360)

Investing activities
Acquisition of businesses, net of cash acquired	(18,848)	(21,360)	(98,580)	(51,003)
Purchases of fixed assets	(7,781)	(13,768)	(13,990)	(20,501)
Other investing activities	(13,498)	(6,425)	(17,960)	(17,021)
Net cash used in investing activities	(40,127)	(41,553)	(130,530)	(88,525)

Financing activities
Increase in long-term debt, net	(14,472)	17,215	172,361	157,352
Purchases of non-controlling interests, net	-	(5,594)	(73)	(29,876)
Dividends paid to common shareholders	-	-	(1,947)	(1,932)
Distributions paid to non-controlling interests	(7,399)	(6,874)	(12,603)	(10,992)
Other financing activities	(170)	(339)	(2,689)	(400)
Net cash provided by (used in) financing activities	(22,041)	4,408	155,049	114,152

Effect of exchange rate changes on cash	4,404	2,253	1,033	5,567

Increase (decrease) in cash and cash equivalents	(7,403)	25,287	(4,277)	9,834

Cash and cash equivalents, beginning of period	111,649	97,695	108,523	113,148

Cash and cash equivalents, end of period	$104,246	$122,982	$104,246	$122,982

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended June 30

2018
Revenues	$388,606	$149,566	$128,796	$382	$667,350
Adjusted EBITDA	36,176	21,458	15,366	(3,573)	69,427
Operating earnings	26,800	13,950	13,471	(8,652)	45,569

2017
Revenues	$346,478	$120,574	$118,670	$511	$586,233
Adjusted EBITDA	32,915	17,472	12,685	(2,815)	60,257
Operating earnings	22,863	11,809	11,163	(4,607)	41,228

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Six months ended June 30

2018
Revenues	$717,108	$265,283	$236,631	$801	$1,219,823
Adjusted EBITDA	62,631	21,027	26,583	(4,674)	105,567
Operating earnings	46,806	4,379	22,845	(12,716)	61,314

2017
Revenues	$630,300	$211,345	$209,869	$981	$1,052,495
Adjusted EBITDA	55,350	21,173	19,581	(4,596)	91,508
Operating earnings	35,557	10,834	16,674	(8,997)	54,068

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500